W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

November 4, 2024

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”) File Nos. 333-272579 and 811-23883

Dear Ms. Rowland:

This letter responds to further Staff comments on post-effective amendment no. 1 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on July 30, 2024 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to a new series of the Registrant, the Atlas America Fund (the “Fund”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement filed herewith. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

Prospectus

Principal Investment Strategies

1.	Comment: The Prospectus discloses that the Fund may invest in “alternative strategies.” Please provide additional disclosure clarifying what these alternative strategies are.

Response: The requested change has been made.

2.	Comment: With respect to the disclosure around “alternative strategies,” please explain what “through arrangements” means.

Response: The requested change has been made.

3.	Comment:

(a)	Please explain what “pre-established rules” means with respect to the alternative strategies. Specifically, how are the rules established and who establishes them.

November 4, 2024

Response: The requested clarification concerning “pre-established rules” has been made.

(b)	The Staff also notes that the Financial Times article with the Fund’s portfolio managers on August 16, 2024 (the “FT Article”) references the Fund’s use of machine learning. If the pre-established rules are based on machine learning, please clarify this in the disclosure. If this is not the case, please otherwise clarify how the Fund or the Adviser uses machine learning. Furthermore, while the FT Article discusses machine learning in the context of the Fund’s REIT climate scoring system, the Prospectus describes the REIT climate scoring system as a proprietary scoring system. If accurate, please update the Prospectus disclosure to note that the REIT climate scoring system is based on machine learning.

Response: The “pre-established rules” with respect to alternative strategies are not based on machine learning. Rather, machine learning is used in the context of the Adviser’s REIT climate scoring system. The Registrant has clarified the Fund’s use of machine learning in this context and has added related risk disclosure.

4.	Comment: In its Item 4 disclosure, the Fund states what investments it considers to be “‘tied economically’ to the United States.” To increase investor comprehension, consider moving this disclosure to a new paragraph.

Response: The requested change has been made.

5.	Comment: In step 1 of the Adviser’s multi-step process, the Fund discloses that “[t]he investments selected are then evaluated for market capitalization…” Since the Fund also includes disclosure that it may include investments of any market capitalization, please clarify how an investment’s market capitalization is evaluated.

Response: The Fund will revise the disclosure as follows:

The investments selected are then evaluated for market capitalization and daily liquidity to determine what weight, if any, to give them in the Fund’s portfolio,

6.	Comment: The Fund discloses that it chooses REITs with the highest “climate resiliency score.” Please clarify that this refers to natural, environmental climate and not the investment climate for REITs.

Response: The Fund has added disclosure to clarify that the climate resiliency score relates to environmental climate.

7.	Comment: The Fund discloses that it “may invest up to 20% of its assets in REITs that are not tied economically to the United States.” The Staff notes that the FT Article indicated that REIT investments would be linked to the Gulf Region. If true, please update the disclosure to state that the investments may be from the Gulf Region specifically.

Response: REITs that may comprise the 20% basket are not expected to include REITs that focus on Gulf Region real estate. The Fund, however, may invest in REITs that are domiciled in the Gulf Region but those REITs will be tied economically to the United States because their investment focus will be U.S. real estate. The domicile of such REITs is the Gulf Region “link” referred to by the FT Article.

November 4, 2024

8.	Comment: Please supplementally explain how the Fund will not be concentrated in real estate given that the Fund has flexibility to invest (1) up to 15% of its net assets directly in real estate or in private real estate funds, and (2) up to 20% of its assets in REITs.

Response: The Fund will use the Global Industry Classification Standard (“GICS”) for purposes of categorizing its investments by industry. While the Fund may, from time to time, make significant investments (e.g., greater than 25% of net assets) in the GICS Real Estate Sector, based on the Adviser’s analysis of the GICS industry classifications and expected portfolio weightings, the Fund will not be concentrated in any single industry.

9.	Comment: Please confirm supplementally that the definition of “Subsidiary” in the Registration Statement includes any real estate investment made through a special purpose vehicle or other subsidiary. If not, please confirm that the special purpose vehicles will be wholly owned or controlled subsidiaries of the Fund.

Response: The Adviser has determined at this time that the Fund will not invest directly in real estate. Consequently, references to the Fund’s ability to invest in real estate directly through a special purpose vehicle or otherwise have been removed from the Registration Statement.

Management of the Subsidiary

10.	Comment: The Prospectus discloses there will be an agreement between the Adviser and the Subsidiary with respect to the management of the Subsidiary. The Staff believes the agreement between the Subsidiary and the Adviser is a material contract that must be filed as an exhibit to the Registration Statement. Please file the agreement as an exhibit to the Registration Statement.

Response: The Registrant has not yet formed the Subsidiary. The Registrant confirms, however, that the investment advisory agreement between the Adviser and the Subsidiary will be included as an exhibit to the Registration Statement once the Subsidiary is operational.

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We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi Matthew J. Wolock